an Exploration Stage Company

Interim Consolidated Financial Statements

July 31, 2008

MegaWest Energy Corp (an exploration stage company)

Consolidated Balance Sheets

(Unaudited)

	July 31,	April 30,
(in Canadian dollars)	2008	2008

Assets
Current assets
Cash and cash equivalents	$ 15,125,788	$ 5,617,892
Accounts receivable and prepaid expenses	246,618	397,958
	15,372,406	6,015,850

Oil and gas assets (note 2)	47,366,259	42,236,315
Administrative assets (note 3)	276,826	303,157
Marketable securities (note 4)	-	-

	$ 63,015,491	$ 48,555,322

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$ 1,000,268	$ 1,687,775
Convertible promissory notes (note 5)	-	1,828,779
Asset retirement obligations (note 6)	372,346	295,009
	1,372,614	3,811,563

Shareholders' Equity
Share capital (note 7)	82,396,551	63,849,504
Warrants (note 8)	18,990,821	19,935,537
Contributed surplus (note 9)	3,685,874	3,154,744
Equity portion of convertible promissory notes (note 5)	-	120,566
Accumulated deficit from prior operations	(562,633)	(562,633)
Accumulated deficit from exploration stage	(42,867,736)	(41,753,959)
	61,642,877	44,743,759
Future operations (note 1)
Commitments (note 16)
Subsequent events (note 8)
	$ 63,015,491	$ 48,555,322

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)

Consolidated Statements of Operations and Deficit

(Unaudited)

			From Exploration
			Stage Inception on
	Three months ended July 31		November 1, 2006
(in Canadian dollars)	2008	2007	through July 31, 2008

Interest income	$ 63,313	$ 290,876	$ 1,039,199

Expenses
General and administrative (note 11)	1,366,319	1,471,072	12,806,287
Impairment of oil and gas assets (note 2(d))	128,972	-	6,020,195
Foreign exchange loss (gain)	(372,139)	1,129,431	3,112,174
Financing costs	-	-	2,466,000
Marketable securities write-down (note 4)	-	-	2,094,000
Interest and accretion on promissory notes	24,036	46,134	271,049
Depreciation and accretion	29,902	22,010	122,227
	1,177,090	2,668,647	26,891,932

Net loss for the period	$ (1,113,777)	$ (2,377,771)	$ (25,852,733)

Accumulated deficit, beginning of period	(42,316,592)	(18,807,204)	-
Deficit adjustment on related party acquisitions	-	-	(17,257,043)
Adoption of new accounting standard	-	-	242,040

Accumulated deficit, end of period	$ (43,430,369)	$ (21,184,975)	$ (42,867,736)

Net loss per share
Basic and diluted	$ (0.01)	$ (0.03)

Weighted average shares outstanding
Basic and diluted	123,142,522	72,540,670

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)

Consolidated Statements of Comprehensive Loss and Accumulated Other Comprehensive Loss

 (Unaudited)

		Three months ended July 31
	2008	2007

Net Loss	$ (1,113,777)	$ (2,377,771)
Unrealized loss on marketable securities	-	(893,960)

Comprehensive loss	$ (1,113,777)	$ (3,271,731)

Accumulated other comprehensive loss beginning of period	$ -	$ -
Adoption of new accounting standard	-	242,040
Unrealized loss on marketable securities	-	(893,960)
Accumulated other comprehensive loss, end of period	$ -	$ (651,920)

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)

Consolidated Statements of Cash Flows

 (Unaudited)

			From Exploration
			Stage Inception on
	Three months ended July 31		November 1, 2006
(in Canadian dollars)	2008	2007	through July 31, 2008

Operating activities
Net loss	$ (1,113,777)	$ (2,377,771)	$ (25,853,094)
Items not involving cash
Impairment of oil and gas assets	128,972	-	6,020,195
Stock-based compensation	348,973	505,360	6,154,001
Unrealized foreign exchange loss (gain)	(377,851)	1,268,903	3,104,389
Interest and accretion on promissory notes	24,036	46,134	271,049
Depreciation and accretion	29,902	22,010	122,227
Loss on marketable securities	-	-	2,094,000
Financing costs	-	-	2,466,000
Change in non-cash working capital	(30,872)	(335,165)	503,037
	(990,617)	(870,529)	(5,118,195)
Financing activities
Proceeds from private placements, net of share
issue costs	14,839,887	-	53,141,108
Proceeds from stock option and warrant exercises	-	-	379,888
Notes payable	-	-	(40,000)
	14,839,887	-	53,480,996
Investing activities
Expenditures on oil and gas assets	(5,056,461)	(1,923,467)	(22,925,511)
Expenditures on administrative assets	-	-	(372,440)
Acquisitions, net of cash acquired	-	-	(4,591,789)
Marketable securities	-	-	(1,851,960)
Change in non-cash working capital related
to oil and gas assets	304,763	(205,400)	(92,025)
	(4,751,698)	(2,128,867)	(29,833,725)

Change in cash and cash equivalents	$ 9,097,572	$ (2,999,396)	$ 18,529,076

Exchange rate fluctuations on change in cash and
cash equivalents	410,324	(1,386,505)	(3,411,101)
Cash and cash equivalents, beginning of period	5,617,892	29,328,951	7,813

Cash and cash equivalents, end of period	$ 15,125,788	$ 24,943,050	$ 15,125,788

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended July 31, 2008

(in Canadian dollars unless otherwise indicated) (Unaudited)

These interim consolidated financial statements of MegaWest Energy Corp ("MegaWest" or the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada following the same accounting policies as the consolidated financial statements for the year ended April 30, 2008, except as described in note 1.  The disclosures provided herein are incremental to those included with the annual consolidated financial statements.  These interim consolidated financial statements should be read in conjunction the consolidated financial statements and the notes thereto for the year ended April 30, 2008 since these interim financial statements do not contain all disclosures required by GAAP.

1.  Basis of Presentation

     (a)   Exploration Stage and Future Operations:

MegaWest is a Canadian company, registered under the Business Corporations Act (Alberta) that is developing a number of heavy oil exploration projects in the United States.  Since November 2006 to date, MegaWest has been an exploration stage oil and gas company.  Activities include the analysis and evaluation of technical data, preparation of exploration drilling and preliminary geological models, conceptual engineering and construction of thermal demonstration projects, exploration drilling and securing capital to fund operations and required capital expenditures.

MegaWest anticipates spending its existing funds during 2009 to acquire, explore, appraise and develop oil and gas projects.  Unless significant operating cash flows are generated, MegaWest will need additional funds to continue operations and fund its 2009 activities.  In addition, the ultimate development of MegaWest’s oil and gas projects, if proven commercial, will require additional funding.  Additional capital may be in the form of equity, debt and or joint venture farmouts. The outcome of these matters cannot be predicted with certainty at this time.  These interim financial statements are prepared on a going concern basis and do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding or obtain profitable operations.

     (b)   Adoption of New Accounting Standards:

On May 1, 2008, the Company adopted new Canadian accounting standards regarding financial instruments and capital disclosures.

(i)

Financial instruments

On May 1, 2008, the Company adopted new accounting standards for Financial Instruments – Disclosures, and Financial Instruments – Presentation.  The new disclosure standards increase the Company’s disclosures regarding the risks associated with financial instruments and how those risks are managed.  The implementation of these standards did result in additional disclosures in note 14.

(ii)

Capital Disclosures

On May 1, 2008, the Company adopted a new accounting standard for Capital Disclosures.  This standard specifies disclosures about objectives, policies and processes for managing capital, quantitative data about what an entity regards as capital, whether an entity has complied with all capital requirements and, if it has not complied, the consequences of such non-compliance.  The implementation of this standard did result in additional disclosures in note 15.

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended July 31, 2008

(in Canadian dollars unless otherwise indicated) (Unaudited)

(iii)

New accounting pronouncements

On May 1, 2009, the Company will be required to adopt a new accounting standard for Goodwill and Intangible Assets, which defines the criteria for the recognition of intangible assets.

On May 1, 2011, the Company will be required to adopt International Financial Reporting Standards (“IFRS”).  MegaWest continues to monitor and assess the impact of convergence efforts to IFRS.

The Company continues to evaluate the impact of the new policies on the Company’s financial results.

     (c)   Principles of Consolidation:

These financial statements include the accounts of MegaWest and the following wholly-owned subsidiaries.

MegaWest Energy USA Corp
MegaWest Energy Texas Corp
MegaWest Energy Kentucky Corp
MegaWest Energy Missouri Corp
MegaWest Energy Kansas Corp
MegaWest Energy Montana Corp

2.  Oil and Gas Assets:

To July 31, 2008, all of the Company’s properties are unproven.  Accordingly, no provision for depletion expense has been made and all oil sales to date have been netted against project costs.  The following table summarizes the oil and gas assets by project.

Oil and Gas Assets	Kansas (a)	Missouri (b)	Kentucky (c)	Texas (d)	Montana (e)	Other (f)	Total
Balance, April 30, 2008	$ 2,935,475	$ 6,583,270	$ 21,740,461	$ 300,000	$ 9,901,535	$ 775,574	$ 42,236,315
Additions	90,441	3,854,411	987,851	128,972	232,561	26,960	5,321,196
Impairment	-	-	-	(128,972)	-	-	(128,972)
Pre-commercial oil sales, net	(62,280)	-	-	-	-	-	(62,280)
Balance, July 31, 2008	$ 2,963,636	$ 10,437,681	$ 22,728,312	$ 300,000	$ 10,134,096	$ 802,534	$ 47,366,259

(a)

Kansas

Costs relate to the Chetopa project, which is a pre-commercial heavy oil demonstration project located two miles south of Chetopa, Kansas.  The assets include certain oil and gas facilities, equipment, steam injection and oil production wells and a 100 percent interest in two oil and gas leases covering 392 acres.

The Company is continuing to optimize the recovery process on the initial 15 acre development.  Substantial downtime has been experienced with the equipment and the Company has budgeted funds for equipment upgrading during 2009.  The Company plans to drill five exploration wells around the Chetopa project, further evaluate the application of alternate recovery technologies to the reservoir and then decide

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended July 31, 2008

(in Canadian dollars unless otherwise indicated) (Unaudited)

if additional acreage will be acquired and developed.  Over the life of the project, 11,500 barrels of oil have been sold that resulted in $803,195 of oil sales, net of royalties included in the Kansas cost pool.

As part of the project, MegaWest is obligated to pay a net revenue interest up to a maximum of U.S. $750,000 on net revenues generated from the Chetopa project.  The net revenue interest becomes payable after MegaWest recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project’s net revenues. As at July 31, 2008, no amount of net revenue interest has been paid.

(b)

Missouri

In Missouri, the Company has a 100 percent working interest in approximately 33,467 unproved acres of oil and gas leases at July 31, 2008.  Costs incurred relate to land acquisition, geological and geophysical activities, exploration and delineation drilling, the construction and initial operating costs of the 500 barrel per day Marmaton River steam project and initial construction costs associated with the Grassy Creek project, a 500 barrel per day steam project.

(c)

Kentucky

In Kentucky, the Company has a 62.5 percent working interest in the shallow rights and an additional 37.5 percent working interest in the deep rights, in certain oil and gas leases totaling approximately 36,000 unproved acres at July 31, 2008.  Costs incurred relate to land acquisition, geological and geophysical activities and exploration and delineation drilling.

As part of the acquisition of the Kentucky area, MegaWest is obligated to spend U.S. $15,000,000 by October 2009.  In the event MegaWest does not complete this work program, the Company is obligated to pay 37.5 percent of the unspent balance to its joint venture partner.  To July 31, 2008, MegaWest had spent $3.4 million towards this commitment.

(d)

Texas

In Texas, the Company is a partner in the Trinity Sands Project of approximately 34,000 unproved acres in Texas.  Pursuant to earn-in agreements MegaWest may earn up to a 66.67 percent working interest in all leased acreage.  Currently, MegaWest has earned a 50 percent working interest in 20,600 acres and 12.5 percent working interest the remaining 13,385 acres.  Costs incurred relate to land acquisition, geological and geophysical activities and exploration drilling.

Based on the results of oil and gas activities to date, the Company recorded $128,972 and $5,891,223 of impairment on the Texas costs during the three months ended July 31, 2008 and during the year ended April 30, 2008, respectively.

(e)

Montana

The Montana lease holdings include 42,650 gross unproved acres in Montana covering three prospects, Teton, Loma and Devils Basin.  At Teton and Loma, the Company has a 40 percent working interest and can earn an additional 20 percent working interest on certain leases (60 percent overall) by carrying its working interest partner through the first U.S.$2.5 million of work.  Acquisition of new 2D seismic over the existing Teton and Loma prospects has recently been completed and processing is underway. Interpretation of this seismic may lead to the drilling of a number of wells beginning in the 4th quarter of calendar 2008 to test these prospects. At Teton, MegaWest is targeting a heavy oil reservoir, which if successful, may ultimately be developed through the application of SAGD, steam drive or cyclic steam stimulation. At Loma, MegaWest is targeting a light oil reservoir.

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended July 31, 2008

(in Canadian dollars unless otherwise indicated) (Unaudited)

On July 31, 2008, MegaWest acquired the Devils Basin prospect for $105,000 cash, 100,000 shares of MegaWest and a carry of its partners 25 percent working interest cost on the first well.  Upon completion of drilling the first well, MegaWest will own a 75 percent working interest of the 4,933 acre prospect.

In addition, MegaWest and its working interest partner have established a regional area of mutual interest (“AMI”) until October 2009 covering approximately 1,000,000 acres.  The interest in the AMI shall be divided 65 percent to MegaWest and 35 percent to its partner.  MegaWest shall pay for the lease acquisition, initial geological and geophysical activity, drilling and completing of all wells, if any, comprising an agreed upon initial work program for each new prospect within the AMI and shall receive 100 percent payout of all such costs and expenses incurred for each such prospect prior to its partner receiving its share.

(f)

Other

Other costs consist primarily of three used steam generators and related equipment that will be assigned to future projects.

Oil and gas assets include $419,482 (2007 - $236,700) of capitalized general and administrative costs and $92,682 (2007 - $83,900) of capitalized stock-based compensation costs.

3.  Administrative Assets:

Administrative assets consist of office equipment, furniture and leasehold improvements.

		Accumulated	Net book
	Cost	Depreciation	Value
Balance, April 30, 2008	$ 372,439	$ 69,282	$ 303,157
Additions	-	26,331	(26,331)
Balance, July 31, 2008	$ 372,439	$ 95,613	$ 276,826

4.  Marketable Securities:

The Company holds 7,500,000 common shares of Energy Finders Inc. ("Energy Finders”).  The Company does not have any representation on the Energy Finders board of directors or exert influence over Energy Finders.  Due to the non-temporary decline in value, the Company wrote-off its investment in Energy Finders in the prior year.

5.  Convertible Promissory Notes:

In December 2006, MegaWest assumed two convertible promissory notes totaling $1,952,335 (U.S. $1,700,000) in conjunction with two acquisitions.  As part of the assumption, the Company agreed to pay interest at six percent and the outstanding interest and principal are convertible into MegaWest common shares at U.S. $0.25 per share until June 20, 2008.  The fair value of the conversion feature at the date of assumption was estimated to be $120,566 and was classified as equity. The fair value was estimated at $0.02 per share using the Black-Scholes option pricing model.

On June 20, 2008, the promissory notes and accrued interest were converted into 7,412,559 common shares.  On conversion, the liability and equity portions of the promissory notes totaling $2,003,541 were transferred to share capital.

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended July 31, 2008

(in Canadian dollars unless otherwise indicated) (Unaudited)

6.  Asset Retirement Obligations:

The total future asset retirement obligation was estimated based on the Company’s ownership interest in all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing and costs to be incurred in future periods.  The present value of this obligation has been projected using estimates of the future costs denominated in U.S. dollars and the timing of abandonment.  At July 31, 2008, the Company estimated the present value of its asset retirement obligations to be $372,346 based on a future undiscounted liability of $494,000.  These costs are expected to be incurred within two to ten years.  A credit-adjusted risk-free discount rate of ten per cent and an inflation rate of two per cent were used to calculate the present value.

Changes to the asset retirement obligation were as follows:

Amount
Balance, April 30, 2008	$ 295,009
Liabilities incurred during the period	67,396
Accretion	3,572
Change in foreign exchange rates	6,369
Balance, July 31, 2008	$ 372,346

7.  Share Capital

The authorized capital of the Company consists of unlimited common shares without par value and 100,000,000 preferred shares without par value (of which none are issued).

Issued common shares:

	Number of
	Common Shares	Amount
Outstanding, April 30, 2008	95,131,666	$ 63,849,504
Shares issued on private placement (i)	26,750,000	15,907,637
Share issue costs related to private placements (i)	-	(1,067,750)
Shares issued for services (ii)	1,740,000	1,044,525
Shares issued on conversion of promissory notes (iii)	7,412,599	2,003,541
Shares issued for Montana Devils Basin property (note 2(e))	100,000	42,378
Shares issued on exercise of 700,000 warrants (iv)	585,247	616,716
Outstanding, July 31, 2008	131,719,512	$ 82,396,551

(i)

On May 15, 2008, MegaWest closed a private placement financing whereby 26,750,000 common shares were issued for gross proceeds of U.S.$16,050,000 (CDN $15,907,637).  Expenses paid in conjunction with this financing were $1,067,750.

(ii)

During the three months ended July 31, 2008, the Company issued 415,000 shares as compensation for   consulting services and 1,325,000 shares to employees for performance bonuses totaled $806,000.  The performance bonuses were accrued at April 30, 2008.

(iii)

On June 20, 2008, MegaWest issued 7,412,559 common shares on the conversion of the convertible promissory notes (see note 5).

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended July 31, 2008

(in Canadian dollars unless otherwise indicated) (Unaudited)

(iv)

During the three months ended July 31, 2008, MegaWest issued 585,247 common shares on the cashless exercise of 700,000 warrants.

8.  Warrants:

Each of the Company’s warrants entitles the holder to acquire one common share. The following table summarizes the changes in warrants during the three months ended July 31, 2008:

	Number of
	Warrants	Amount
Outstanding, April 30, 2008	37,507,623	$ 19,935,537
Incentive warrants exercised, transfer to share capital (i)	(700,000)	(616,716)
Expiry of private placement warrants (iii)	(4,302,500)	(328,000)
Outstanding, July 31, 2008	32,505,123	$ 18,990,821

The following table summarizes the warrants outstanding as of July 31, 2008:

		Warrants Outstanding		Warrants Vested
		Weighted Ave.	Weighted Ave.		Weighted Ave.
Warrant Type	Number	Remaining Life	Exercise Price	Number	Exercise Price
Incentive (i)	11,875,000	0.5 years	U.S. $0.10	11,375,000	U.S. $0.10
Consulting (ii)	6,000,000	0.4 years	U.S. $0.50	6,000,000	U.S. $0.50
Private Placement (iii)	14,380,123	0.1 years	U.S. $1.30	14,380,123	U.S. $1.30
Purchase (iv)	250,000	0.7 years	U.S. $2.50	250,000	U.S. $2.50
	32,505,123	0.3 years	U.S. $0.73	32,005,123	U.S. $0.75

(i)

The incentive warrants were issued in an effort to secure additional non-conventional oil and gas prospects. The warrants allow the holders to purchase common shares from MegaWest at an exercise price of U.S.$0.10 per share.  The warrants were to expire December 20, 2007, however the Company extended the term of the warrants to January 15, 2009.

In April 2007, 9,000,000 warrants vested on the Kentucky Reserves acquisition (note 2(c)), and in October 2007, 10,000,000 warrants vested on the Montana Big Sky acquisition (note 2(e)).  The remaining 500,000 warrants will vest if the holder brings a project of merit to the Company that has an economic value of at least U.S.$1.00 per share.

(ii)

The consulting warrants were issued to various investor relations and other contractors.  The consulting warrants vested on grant date, and expire on January 5, 2009.

(iii)

The private placement warrants were issued in conjunction with the private placements completed in January and March of 2007.  The warrants expire on July 5 and August 28, 2008, respectively.  On July 5, 2008, 4,302,500 private placement warrants expired unexercised and $328,000 was transferred from warrants to contributed surplus.  On August 28, 2008, 14,380,123 private placement warrants expired unexercised and $3,446,000 was transferred from warrants to contributed surplus.

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended July 31, 2008

(in Canadian dollars unless otherwise indicated) (Unaudited)

(iv)

The purchase warrants were issued in conjunction with the Montana asset purchase in October 2007.  The warrants expire on April 24, 2009.

9.  Contributed Surplus:

The following table summarizes the changes in contributed surplus during the three months ended July 31, 2008:

Amount
Balance, April 30, 2008	$ 3,154,744
Stock-based compensation expense	203,130
Transfer from warrants on expiry of 4,302,500 warrants	328,000
Balance, July 31, 2008	$ 3,685,874

10.  Stock Options:

MegaWest has two stock option plans, one intended for Canadian employees (the “2004 plan”) and one for U.S. employees (the “2007 plan”).  On June 5, 2008, the Company’s board of directors amended and restated to the stock option plans to allow the issue of other equity instruments (stock appreciation rights).  The amended incentive plans specify that the number of common shares reserved for issuance under the plans is ten percent of the issued and outstanding common shares and to date, only stock options remain outstanding under the equity plans. The exercise price, term and vesting schedule of stock options granted are set by the board of directors at the time of grant.  Stock options granted under the plans can be exercised on a cashless basis, whereby the employee receives a lesser amount of shares in lieu of paying the exercise price based on the quoted market price of the shares on the exercise date.

The following table summarizes the changes in stock options outstanding during the three months ended July 31, 2008:

	Number of	Weighted Avg.
	Options	Exercise Price
Outstanding, April 30, 2008	9,650,000	U.S. $0.81
Granted	1,879,500	0.50
Forfeited	(545,000)	0.77
Outstanding, July 31, 2008	10,984,500	U.S. $0.85

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended July 31, 2008

(in Canadian dollars unless otherwise indicated) (Unaudited)

The following table summarizes information about the options outstanding and exercisable at July 31, 2008:

		Options Outstanding		Options Vested
		Weighted Ave.	Ave.		Weighted Ave.
Exercise Price	Options	Remaining Life	Exercise	Options	Exercise Price
U.S.$0.10	750,000	3.4 years	U.S. $ 0.10	750,000	U.S. $ 0.10
U.S.$0.44 - $0.50	5,842,500	2.9 years	$0.49	3,340,000	$0.50
U.S.$0.55 - $0.89	769,500	3.8 years	$0.70	-	-
U.S.$1.00	2,187,500	2.9 years	$1.00	1,477,500	$1.00
U.S.$1.57 - $2.25	1,435,000	3.2 years	$1.89	651,250	$1.89
	10,984,500	3.0 years	U.S. $0.85	6,218,750	U.S. $0.81

For the three months ended July 31, 2008, the Company recorded $203,130 (2007 - $450,560) of stock-based compensation expense related to stock options with a corresponding increase in contributed surplus.  The fair value of the options granted in the three months ending July 31, 2008 and 2007 was determined using the Black-Scholes option pricing model with the following assumptions:

	2008	2007
Fair value of options granted, per option	$ 0.31	$ 0.46
Expected volatility	87%	80%
Risk-free interest rate	3.06%	4.85%
Expected lives	4 years	4 years
Forfeiture	10%	20%

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended July 31, 2008

(in Canadian dollars unless otherwise indicated) (Unaudited)

11.  General and Administrative Expenses:

General and administrative expenses for the three months ended July 31 2008 and 2007:

	2008	2007
Stock-based compensation:
Stock options	$ 203,130	$ 450,560
Shares issued for services	238,525	138,700
Less: capitalized portion	(92,682)	(83,900)
	348,973	505,360

Salaries and benefits	830,788	650,489
Professional fees	179,623	207,688
Investor relations	90,995	97,507
Office and operations	288,177	210,270
Information technology	47,245	36,458
Less: capitalized portion	(419,482)	(236,700)
	1,017,346	965,712

	$ 1,366,319	$ 1,471,072

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended July 31, 2008

(in Canadian dollars unless otherwise indicated) (Unaudited)

12.  Supplemental Cash Flow Information:

	Three months ended		From Exploration
	July 31		Stage Inception on
			November 1, 2006
	2008	2007	through July 31, 2008

Non-Cash investing activities
Common shares issued for properties	$ 42,378	$ -	$ 13,933,026
Exchange shares issued for properties	-	-	9,660,497
Warrants granted for properties	-	-	45,707
Incentive warrants vested on property acquisition	-	-	18,183,081
Capitalized stock-based compensation	92,682	77,887	453,562

Non-Cash financing activities
Common shares issued on debt settlement	-	-	165,700
Common shares issued on cashless exercise of
options and warrants	616,716	-	7,073,053
Common shares issued for services	238,525	138,700	1,068,325
Common shares issued on conversion of exchange shares	-	-	9,556,567
Common shares issued on conversion of promissory notes	2,003,541	-	2,003,541

Cash interest paid (received)	(63,313)	(290,876)	(1,039,201)
Cash taxes paid	-	-	-

	July 31, 2008	April 30, 2008

Components of cash and cash equivalents
Cash deposits	$ 8,307,387	$ 5,159,927
Guarenteed investment certificates	6,143,292	-
Restricted cash	675,109	457,965
	$ 15,125,788	$ 5,617,892

13.  Related Party Transactions:

The Company incurred the following related party transactions in the three month period ended July 31, 2008.  These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

(a)

The Chief Financial Officer ("CFO") is affiliated with a company that provides MegaWest with ongoing adminstrative services. For the three month period ended July 31, 2008, the Company paid $45,000 for these services (2007 - $54,600).

(b)

Pursuant to employment contracts, MegaWest paid $148,113 in salaries and benefits to the Chief Executive Officer (“CEO”), Chief Operating Officer (“COO”) and CFO for the three month period ended July 31, 2008 (2007 - $171,325).

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended July 31, 2008

(in Canadian dollars unless otherwise indicated) (Unaudited)

14.  Financial Instruments:

The Company has exposure to credit, liquidity and market risks from its use of financial instruments.  This note provides information about the Company's exposure to each of these risks, and the Company's objectives, policies and processes for measuring and managing such risks.  The board of directors has overall responsibility for the establishment and oversight of the Company's risk management framework.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in paying obligations as they come due.  The Company's financial liabilities consist of accounts payable and accrued liabilities.  Accounts payable consists of invoices payable to trade suppliers for capital expenditures, field operating activities, and general corporate expenses.  The Company processes invoices within a normal payment period.

The Company prepares funds from operations and capital expenditure budgets which are regularly monitored and updated.  As well, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures.

Market risk

Market risk is the risk that changes in market conditions, such as commodity prices, interest rates, and foreign exchange rates, will affect the Company's oil sales, cash flows or the value of its financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

The Company does not utilize financial derivatives or other contracts to manage market risks.

Foreign currency exchange rate risk

The Company is exposed to foreign currency fluctuations as it has cash, short-term deposits and accounts payable denominated in U.S. dollars.  In addition, a significant portion of the Company's operating activities are conducted in U.S. dollars.  There are no exchange rate contracts in place.

Fair Value

At July 31, 2008, the fair value of the Company's financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity.

15. Capital Management

The Company’s policy is to maintain a strong capital base to maintain financial flexibility and to sustain the future development of the business.  The Company considers its capital structure to include shareholders’ equity, and working capital.  In order to maintain financial flexibility, the Company may from time to time issue shares and adjust its capital spending to manage current and projected capital levels.  To assess capital and operating efficiency and financial strength, the Company continually monitors its working capital which is calculated as follows:

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended July 31, 2008

(in Canadian dollars unless otherwise indicated) (Unaudited)

	As at July 31, 2008	As at April 30, 2008
Current assets	$15,372,406	$6,015,850
Current liabilities	1,000,268	1,687,775
Working capital surplus	$14,372,138	$4,328,075

MegaWest is an exploration stage company.  The Company monitor’s its forecasted working capital on a monthly basis. The Company prepares annual capital expenditure budgets, which are updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. The annual and updated budgets are approved by the board of directors.

The Company’s share capital is not subject to external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future.

There were no changes to the Company’s approach to capital management during the quarter.

16. Commitments and Contractual Obligations:

(a)

Contractual Obligations:

As part of the acquisition of Kentucky Reserves (see note 2(c)), the Company is obligated to spend U.S. $15,000,000 on the project by October 2009.  In the event the Company does not complete this work program, the Company is obligated to pay 37.5 percent of the unspent balance to its joint venture partner.  As at July 31, 2008, the Company incurred $3.4 million towards this obligation.

As part of the Kansas acquisition (see note 2(a)), MegaWest is obligated to pay a net revenue interest up to a maximum of U.S. $750,000 on net revenues generated from the Chetopa project.  The net revenue interest becomes payable after the Company recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project's net revenues.  As at July 31, 2008, no amount of net revenue interest has been paid.

Subsequent to July 31, 2008, the Company entered into a contract with a natural gas supply company whereby MegaWest has paid a $600,000 deposit to bring natural gas infrastructure to its Missouri projects.  The deposit is refundable to the Company over ten years based on the amount of natural gas used each year.  In addition, the Company also entered into a contract to purchase four used steam generators for $680,000.

(b)

Office and Equipment Leases:

The Company is committed to office and equipment leases over the upcoming fiscal years as follows:

2009	$237,465
2010	306,620
2011	286,620
2012	282,840
2013	298,056
Thereafter	197,615
Total	$1,609,216

(c)

Severance Obligations:

Pursuant to employment agreements with three senior officers, the Company is obligated to pay up to $670,000 under certain events around employment termination.

MegaWest Energy Corp (an exploration stage company)

Notes to the Interim Consolidated Financial Statements

For the period ended July 31, 2008

(in Canadian dollars unless otherwise indicated) (Unaudited)

17.  Segmented Information:

MegaWest presently has one reportable business segment, that being oil and gas exploration and development. MegaWest’s corporate and administrative operations are carried on in Canada, while all of the oil and gas properties and operations are located in the United States.

	Three Months Ended July 31, 2008
	Canada	USA	Consolidated
Interest income	$ 62,783	$ 530	$ 63,313
Expenses	789,174	387,916	1,177,090
Net loss	(726,391)	(387,386)	(1,113,777)

Oil and gas assets	802,534	46,563,725	47,366,259
Administrative assets	276,826	-	276,826

Oil and gas asset additions	26,960	5,231,956	5,258,916
Administrative asset additions	-	-	-

	Three Months Ended July 31, 2007
	Canada	USA	Consolidated
Interest income	$ 290,876	$ -	$ 290,876
Expenses	2,721,666	(53,019)	2,668,647
Net loss	(2,430,790)	53,019	(2,377,771)

Oil and gas assets	18,933	22,717,097	22,736,030
Administrative assets	146,765	-	146,765

Oil and gas asset additions	10,440	1,969,235	1,979,675
Administrative asset additions	27,692	-	27,692

All costs incurred prior to the Company changing to focus to oil and gas exploration, in November 2006, were incurred in Canada.